Exhibit 99.1


                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel


                                    FUNDtech



                                                               November 17, 2003

Dear Shareholder:

            You are cordially invited to attend the 2003 Annual Meeting of Shareholders of Fundtech Ltd. (the "Company") on December 18, 2003 (the "Annual Meeting"), at 9:00 a.m., local time, at the Company's offices at 30 Montgomery Street, Suite 501, Jersey City, New Jersey, 07302 USA. We look forward to greeting those of you who can attend the Annual Meeting.

            Holders of the Company's Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the "Notice"). The Company's Board of Directors recommends a vote "FOR" all of the matters set forth in the Notice.

            Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

            At the Annual Meeting, a representative of the Board of Directors and management will be pleased to respond to any questions you may have.

            Your cooperation is appreciated.

                                             Very truly yours,




                                             Gideon Argov
                                             Chairman of the Board

                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders
of Fundtech Ltd.:

      The Annual Meeting of Shareholders of Fundtech Ltd. ("Fundtech" or the "Company") will be held at the Company's offices, located at 30 Montgomery Street, Suite 501, Jersey City, New Jersey, 07302 USA , on December 18, 2003, at 9:00 a.m. local time, for the following purposes:

1. To elect the panel of five (5) directors of the Company (the "Panel"), each director individually to serve until his respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following. The panel of five includes George Lieberman, who is intended to be elected as an external director pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law"). If so elected as an external director, Mr. Lieberman shall serve for a fixed term of three years. Ben-Zion Zilberfarb, who was elected as an external director for the purpose of the Companies Law at the 2001 annual meeting will continue to serve out his three (3) year term (until the 2004 annual meeting) as an external director of the Company. ("Proposal 1")

2. To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company. ("Proposal
       2")

3. To grant to the non-employee directors of the Company, including to the Company's external directors, new stock options to purchase Ordinary Shares of the Company. ("Proposal 3")

4. To approve the compensation to be paid to non-employee directors of the Company subject to their participation in certain meetings of the Board of Directors of the Company and committees thereof. ("Proposal
       4")

5. To approve an amendment to the Articles of Association of the Company to increase the number of authorized Ordinary Shares from 20,000,000 to 30,000,000. ("Proposal 5")

6. To approve an amendment to the Company's Directors' Option Plan by increasing the number of options that may be granted pursuant to the Directors' Option Plan of the Company and the number of Ordinary Shares reserved for issuance upon exercise of the options which may be granted pursuant to such Directors' Option Plan. ("Proposal 6")

7. To approve an amendment to the Fundtech Ltd. 1999 Employee Option Plan (the "1999 Option Plan") by increasing the aggregate number of options that may be granted pursuant to such 1999 Option Plan and the number of Ordinary Shares reserved for issuance upon exercise of the options which may be granted pursuant to such 1999 Option Plan. ("Proposal 7")

8. To appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent certified public accountants, as auditors for Fundtech for fiscal year 2003 and to authorize the Board of Directors to set the remuneration for such auditors. ("Proposal 8").

9. To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

      Only shareholders of record at the close of business on November 10, 2003, are entitled to receive notice of and to vote at the Annual Meeting.

      The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended on December 31, 2002, a copy of which is enclosed herein.

      WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

      You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Annual Meeting and voting in person.

                                    By Order of the Board of Directors,


                                    Joseph J. Aulenti
                                    Senior Vice President, General Counsel
                                    and Secretary

Ramat-Gan, Israel
November 17, 2003

                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel

                              --------------------

                                 PROXY STATEMENT

                              --------------------


General Information


            This proxy statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company ("Fundtech" or the "Company"), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 18, 2003, at 9:00 a.m. local time, at the Company's offices located at 30 Montgomery Street, Suite 501, Jersey City, New Jersey, 07302 USA , and at any adjournment or adjournments thereof (the "Annual Meeting"). This proxy statement is being furnished to holders of ordinary shares, nominal value NIS 0.01 per share ("Ordinary Shares"), of record at the close of business on November 10, 2003 (Eastern Standard Time) (the "Record Date").

            Proxies for use at the meeting are solicited by the board of directors. All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying materials will be paid by the Company. In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram or by personal interviews. Such persons will receive no additional compensation for such services. The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

            George Lieberman, a director of the Company, Joseph J. Aulenti, Senior Vice President and General Counsel, and Arad Yedidia, the Corporate Controller, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

            All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this proxy statement and in the discretion of one of the persons named in the proxy, on such other matters as may properly come before the Annual Meeting.

            A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation, a later dated and signed proxy or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

            This proxy statement is accompanied by Fundtech's Annual Report on Form 20-F to shareholders for the fiscal year ended December 31, 2002. This proxy statement and the accompanying form of proxy and ancillary documents are being furnished to shareholders on or about November 17, 2003. A form of Proxy Card for use at the Annual Meeting and return envelope for the Proxy Card are enclosed.


Shareholders Entitled to Vote

            Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting. On the Record Date, there were 14,572,451 Ordinary Shares outstanding, with each Ordinary Share entitled to one vote per share on each matter submitted to shareholders for consideration at the Annual Meeting.


Quorum; Required Vote

            The presence, in person or by proxy, of at least two holders of record holding at least thirty three and a third percent (33 1/3%) of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for each of the following: (i) to elect the panel of five directors one of whom, Mr. Lieberman, will be elected as an external director pursuant to the Companies Law ("Proposal 1"); (ii) to approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company ("Proposal 2"); (iii) to grant to the non-employee directors of the Company, including to the Company's external directors, new stock options to purchase Ordinary Shares of the Company. ("Proposal 3"); (iv) to approve the compensation to be paid to non-employee directors of the Company subject to their participation in certain meetings of the Board of Directors of the Company and committees thereof. ("Proposal 4");
(v) to approve an increase in the number of the Company's authorized Ordinary Shares ("Proposal 5"); (vi) to approve an amendment to the Directors' Option Plan by increasing the number of options that may be granted pursuant to the Directors' Option Plan of the Company and increasing the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to such Directors' Option Plan ("Proposal 6"); (vii) to approve an amendment to the Fundtech Ltd. 1999 Employee Option Plan (the "1999 Option Plan") by increasing the aggregate number of options that may be granted pursuant to such 1999 Option Plan and increasing the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to such 1999 Option Plan ("Proposal 7"); and (viii) to appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year 2003, and authorize the Audit Committee to set the remuneration for such auditors ("Proposal 8"); provided, however, that the ordinary resolution with respect to the election of Mr. Lieberman as an external director ("Proposal 1") shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the "Non-Controlling Shareholders"), represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

            On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of such matter will be counted towards approval of such matter. Holders of Ordinary Shares that are present at the Annual Meeting that do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) will not be counted toward approval of such matter.

            A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted as present in determining if a quorum is present.

                       PROPOSAL 1 - ELECTION OF DIRECTORS

            The Articles of Association of the Company provide that our Board of Directors shall be composed of between 5 and 7 directors. At this time, management is recommending five (5) persons set forth below to serve as directors of the Company (the "Panel"), in addition to Ben-Zion Zilberfarb, a current external director of the Company, who is not subject to reelection. All of the nominees currently serve as directors of the Company and, if elected by the shareholders, shall serve as directors until the close of the next annual meeting, provided that if elected as an external director, Mr. Lieberman shall hold office for a period of three years following his election, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law 5759-1999 (the "Companies Law"). Ben-Zion Zilberfarb was previously elected as external director of the Company for the purpose of the Companies Law will continue to serve as external director for the remainder of his three (3) year term ending on the date of the 2004 Annual Meeting. Accordingly, Dr. Zilberfarb will not stand for election at this Annual Meeting.

            Each of the nominees has consented to being named in this proxy statement and the Company is not aware of any reason why such person will not serve as a director if elected. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

                  INFORMATION CONCERNING DIRECTORS AND NOMINEES


Nominees For Director
---------------------

            The following table lists the name, age and positions with the Company of each of the nominees and the month and year in which each director was first elected.

                                    Position with the             Served as
     Name                 Age           Company                 Director Since
     ----                 ---       -----------------           --------------

Reuven Ben Menachem       42        Director, and Chief           April 1993
                                    Executive Officer

Gideon Argov              47        Chairman of the Board,        July 2003
                                    Director

Stanley Stern             46        Director                      July 2003

Gil Weiser                62        Director                      July 2000

George M. Lieberman  (1)  60        Director                      December 1998

            Reuven Ben Menachem, a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993 and previously as the Chairman of the Board of Directors of the Company from August 1998 through September 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a


---------------------------------
(1) Being nominated to serve as an external director under the Companies Law.

Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

      Gideon Argov, has served as a director of Fundtech since July 2003. Mr. Argov is currently serving as the Managing Director, operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham Massachusetts. From 1988 to 1991, he served as CEO of High Voltage Engineering Corporation, a private manufacturing corporation based in Burlington Massachusetts. Mr. Argov was employed by Bain and Company from 1983 to 1988. Presently, he serves on the board of TransTechnology Corporation, Amazys Holding AG and Helix Technologies. Mr. Argov has earned an MBA from Stanford University, in California as well as a B.A. in Economics from Harvard University in Massachusetts.

            Stanley Stern, has served as a director of Fundtech since July 2003. Since 2002, Mr. Stern is currently serving as Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2002, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He is a member of the Board of Directors for Zen Research PLC, Interregnum PLC, Diamond.com and the EON Company. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

            Gil Weiser, has served as a director of Fundtech since July 2000 and as a consultant to BBP, the Company's indirectly wholly owned Swiss subsidiary since May 2001. Mr. Weiser is presently serving as Chairman of various Boards and has other affiliations with a number of other Israeli high-tech companies since December 2000. In addition, Mr. Weiser has served as a director of the Tel Aviv Stock Exchange since January 2001. From 2000 until 2001, Mr. Weiser served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank located in Tel Aviv, Israel. From early 1999 until the Spring 2000, Mr. Weiser served as the General Manager of Hewlett Packard (Israel), a distributor of Hewlett Packard products and services located in Tel Aviv, Israel. Prior to serving as General Manager of Hewlett Packard (Israel), Mr. Weiser served from 1995 until 1998 as President and Chief Executive Officer of Computation and Measurement Systems Ltd. (CMS) located in Tel Aviv, the Israeli representative of Hewlett Packard. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions for complex data operations in heterogeneous computing environments located in Haifa, Israel. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel located in Herzlia, a wholly owned subsidiary of Digital Equipment Corporation. Mr. Weiser has and continues to hold significant public positions including Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center. Presently he serves as Chairman of the Executive Board of Haifa University, one of the leading institutions of higher education in Israel. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

            George M. Lieberman has served as a Director of Fundtech since 1998 and as an external director of the Company since 2000. Mr. Lieberman is currently the Chief Executive Officer of Pragmatic Vision LLC, a technology development firm serving the global 1000 located in Boston, Massachusetts. From July 2000 until May 2001, Mr. Lieberman served as the Chief Technology Officer of Verus International Group Limited, a global investment company located in New York, New York. From 1999 until 2000, Mr. Lieberman served as Chief Information Officer of WIT Capital Group, a pioneer Internet investment firm located in New York, New York. From 1999 until 2000, Mr. Lieberman served as Chief Information Officer of WIT Capital Group, a pioneer Internet investment firm located in New York, New York. Prior to joining WIT Capital, Mr. Lieberman was employed by Merrill Lynch & Co., one of the world's leading financial institutions, from April 1991 until 1999, most recently serving as First Vice President of Technology Strategy and Planning and as a member of the Merrill Lynch Technology Advisory

Board. Mr. Lieberman has more than 30 years of information technology management and development experience across a broad spectrum of industries and holds two computer related patents. Mr. Lieberman was also responsible for the development of major systems projects at many other financial industry companies including Citibank and ADP. Mr. Lieberman holds advanced degrees in Industrial Engineering and Operations Research from New York University. Mr. Lieberman is the Chairman of the Corporate Advisory Board of The Institute for Technology and Enterprise part of the Polytechnic University of New York.

Alternate Directors

      The Articles of Association of Fundtech provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company. Any alternate director will have all of the rights and obligations of the director that appoints him or her. The alternate director may not act at any meeting at which the director that appoints him or her is present. Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period. All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power


      Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.


External Directors

      Under the Companies Law, a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under such person's control, has, as of the date of the person's election as an external director, or had, during the two years preceding such election, any affiliation with the company, any person or entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:

      o   an employment relationship;
      o   business or professional relationship maintained on a regular basis;
      o   control; and
      o   service as an office holder.

            A person may not serve as an external director if the person's other duties or responsibilities create, or may create, a conflict of interest with the person's responsibilities as an external director or may adversely impact such person's ability to serve as an external director.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to elect each of the nominees as directors; provided, however, that the ordinary resolution with respect to the election of Mr. Lieberman as an external director shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the "Non-Controlling Shareholders"), represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

Independent Directors


      Fundtech's Ordinary Shares are listed for quotation on The NASDAQ National Market and are subject to the rules of the NASDAQ National Market applicable to quoted companies. Under the NASDAQ rules, we are required to appoint a minimum of three independent directors. The independence standard under the NASDAQ rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. Gideon Argov, Stanley Stern, George Lieberman, Gil Weiser, and Ben-Zion Zilberfarb qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.



            THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ELECT THE PANEL AS DIRECTORS OF THE COMPANY AND GEORGE M. LIEBERMAN AS AN EXTERNAL DIRECTOR.

         PROPOSAL 2 - APPROVAL OF THE COMPENSATION PAYABLE TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY, WHO ALSO SERVES AS A DIRECTOR OF THE
                                    COMPANY.

            Under the Companies Law, the shareholders must approve all compensation and fees paid or to be paid by the Company to any of its directors regardless of the specific additional capacity in which he or she serves.

            At the Annual Meeting, the shareholders will be asked authorize the Compensation Committee, Audit Committee and the Board of Directors to establish the annual compensation of Reuven Ben Menachem who serves as both the Chief Executive Officer and a director of the Company, for fiscal year 2004 and future periods and to approve the compensation terms listed below.

            The compensation terms for Mr. Ben Menachem shall be as follows:

            Mr. Ben Menachem's base annual salary shall be an amount which may not exceed $250,000 (two hundred fifty thousand dollars) per annum; other annual benefits, bonuses and incentives payable to or on behalf of Mr. Ben Menachem may not exceed $225,000 (two hundred twenty-five thousand dollars) per annum; stock option grants may not exceed 100,000 (one hundred thousand) options per annum.

            If this Proposal 2 is approved by the shareholders of the Company, such options will have an exercise price equal to the fair market value of the underlying Ordinary Shares on the date they are granted, without further shareholder approval. The terms of the options will be governed by the 1999 Option Plan or the Director's Option Plan, whichever is applicable to the specific grant of options made.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above compensation to Mr. Ben Menachem.


THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION PAYABLE TO MR. BEN MENACHEM.

               PROPOSAL 3 - APPROVAL OF THE GRANT OF STOCK OPTIONS
                    TO NON-EMPLOYEE DIRECTORS OF THE COMPANY

      The Company's success depends to a significant extent on the past, present and future performance of its non-employee directors. The loss of the services of such non-employee directors could have an adverse effect on the Company. In recognition of the importance of these non-employee directors to the Company, the Board of Directors and its Compensation and Audit Committees are recommending, subject to the approval of the shareholders of the Company, the grant of stock options to said non-employee directors under the general terms of the Company's Directors' Option Plan, for an exercise price and on a vesting schedule to be determined at the discretion of the Compensation Committee, the Audit Committee and the Board of Directors, in the following amounts:


Director                   Number of Options

Gideon Argov                   60,000

Stanley Stern                  30,000

Gil Weiser                     15,000

George M. Lieberman            15,000

Ben-Zion Zilberfarb            15,000

Rony Ross (2)                  15,000



            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above grant of stock options to the Company's directors.


THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE GRANT OF STOCK OPTIONS TO DIRECTORS OF THE COMPANY.




-------------------------------
(2) Ms. Ross will continue to serve as a non-employee director until completion of the Annual Meeting.

       PROPOSAL 4 - APPROVAL OF COMPENSATION TO NON-EMPLOYEE DIRECTORS FOR
                                    ATTENDING
                CERTAIN BOARD OF DIRECTORS AND COMMITTEE MEETINGS

      The Company's success depends to a significant extent on the participation of our non-employee directors in Board of Directors and its committee meetings. In recognition of the importance of such participation, the Board of Directors and the Compensation and Audit Committees have approved and recommended, subject to the approval of the shareholders of the Company, that all non-employee directors of the Company, serving as of the date hereof or as of any future date, shall receive for the year beginning January 1, 2004 and future periods an annual retainer of $20,000, payable on a quarterly basis of $5,000 per quarter, provided that any such quarterly payment for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter. In addition, the Chairman of the Board of Directors shall be entitled to an additional annual payment of $20,000, payable on a quarterly basis of $5,000 per quarter, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director) shall be entitled to an additional annual payment of $5,000 payable on a quarterly basis of $1,250 per quarter, provided that any such quarterly payment(s) for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter.

      The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above compensation to the Company's directors.


      THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ABOVE COMPENSATION TO DIRECTORS OF THE COMPANY.

         PROPOSAL 5 - APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES
          OF ASSOCIATION TO INCREASE THE NUMBER OF AUTHORIZED ORDINARY
                                     SHARES


Under the Articles of Association of the Company, the Company's authorized share capital is 200,000 NIS, consisting of 20,000,000 Ordinary Shares of a nominal value of 0.01 per share. As of the date of this proxy, the Company's issued and outstanding share capital is 14,572,451 Ordinary Shares. In addition, 337,000 Ordinary Shares are reserved for issuance against options under the Director's Option Plan, 2,155,815 Ordinary Shares are reserved for issuance against options under the 1999 Option Plan and an additional 600,000 Ordinary Shares would be required to be reserved for issuance against options if Proposals 6 and 7 are approved. The Board of Directors believes that it is in the Company's best interest to increase the number of authorized but unissued Ordinary Shares in order to have additional shares available to meet future business needs as they arise. The Company's success may depend on its ability to utilize its securities as consideration for the purchase of any securities or assets of third parties Using securities for these transactions would decrease or completely eliminate the Company's needs to utilize its available cash for such purposes.

The Board of Directors recommends that the Company's authorized share capital shall be increased by 100,000 NIS (consisting of 10,000,000 Ordinary Shares), from 200,000 NIS (consisting of 20,000,000 Ordinary Shares) to 300,000 NIS (consisting of 30,000,000 Ordinary Shares). Issuance of additional Ordinary Shares would dilute the voting rights and could dilute equity and earnings per share of existing shareholders.

 If the abovementioned increase of the Company's authorized share capital shall be approved by the shareholders, the amended and restated Articles of Association of the Company adopted by the shareholders at the 2001 Annual Meeting of Fundtech (the "Articles") shall be amended as follows:

 The current Article 6 of the Articles shall be deleted in its entirety and replaced with the following:

                                 "SHARE CAPITAL

6.    The share capital of the Company is NIS 300,000 (three hundred thousand
NIS) divided into 30,000,000 (thirty million) Ordinary Shares of a nominal value of NIS 0.01 (One Agora) each (the "Ordinary Shares")."

      The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above amendment to the Company's Articles.


THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION.

  PROPOSAL 6 -APPROVAL OF AN AMENDMENT TO FUNDTECH LTD. DIRECTORS' OPTION PLAN
           BY INCREASING THE NUMBER OF ORDINARY SHARES RESERVED UNDER
                                   SUCH PLAN.

            Fundtech has used the Directors' Option Plan as a means to encourage and provide incentives to individuals to serve as members of the Board of Directors, thereby enabling Fundtech to attract and retain, for its benefit, highly qualified directors. The Board of Directors is proposing to amend the Directors' Option Plan by increasing by 100,000 from 337,000 to a total of 437,000 the number of options that may be granted pursuant to the Directors' Option Plan and 437,000 authorized Ordinary Shares reserved for issuance under the Directors' Option Plan in order to continue to provide this important compensation element.


Terms of the Directors' Option Plan

            The Directors' Option Plan was adopted in May 1998. The options granted under the Directors' Option Plan generally vest over a period between one and three years and expire five years from the date of grant. As of November 1, 2003, 337,000 Ordinary Shares were reserved and allocated to the Directors' Option Plan. Of the 337,000 options available for grant under the Directors' Option Plan, as of November 7, 2003, 304,000 options were outstanding, no options have been exercised, and 33,000 options remain available to be issued. The Compensation Committee administers the Directors' Option Plan. Under the Directors' Option Plan, the Compensation Committee has sole discretion, subject to the express limitations of the Directors' Option Plan and the Companies Law, to determine the exercise price of the Ordinary Shares covered by each option, the number of Ordinary Shares subject to each option and the extent to which options may be exercised in installments, and the terms and provisions of the respective option agreements. Any grants of options under the Director's Option Plan would be subject to shareholder approval under Israeli law. The plan provides that if any options shall terminate for any reason or expire without having been exercised in full, the Ordinary Shares not purchased under such options shall again be available for the purposes of the Directors' Option Plan.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the increase in the number of Ordinary Shares reserved under the Directors' Option Plan.

            THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE INCREASE BY 100,000 (TO A TOTAL OF 437,000) IN THE NUMBER OF OPTIONS THAT MAY BE GRANTED PURSUANT TO THE DIRECTORS' OPTION PLAN AS WELL AS THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS GRANTED PURSUANT TO THE DIRECTORS' OPTION PLAN.

           PROPOSAL 7 - TO APPROVE AN AMENDMENT TO THE COMPANY'S 1999
 OPTION PLAN BY INCREASING THE AGGREGATE NUMBER OF OPTIONS AVAILABLE FOR GRANT
     AND THE RESPECTIVE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF SUCH OPTIONS UNDER THE COMPANY'S 1999 OPTION PLAN BY A TOTAL
                                   OF 500,000.

            Fundtech has used the 1999 Option Plan as means of attracting and retaining highly qualified employees by aligning the employees' interest with those of Fundtech's other shareholders. The common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified employees, is to offer such employees options to purchase a large number of shares of the capital stock of such companies. The Board of Directors is seeking to increase the number of options authorized to be granted under the 1999 Option Plan as well as the number of Ordinary Shares available for issuance upon exercise of such options in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified employees by granting such employees options to purchase a larger number of Ordinary Shares.

            The Board of Directors is proposing that the shareholders vote to approve amendment to the 1999 Option Plan as follows by increasing the aggregate number of options that may be granted pursuant to the 1999 Option Plan and increasing the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to such 1999 Option Plan by 500,000 options/Ordinary Shares to a total of 2,655,815 options/Ordinary Shares.


Terms of the 1999 Option Plan

            The 1999 Option Plan was adopted in September 1999. The vesting period and expiration period for options granted under the 1999 Option Plan are determined by the Compensation Committee at the time of the grant. The options generally vest over a period of between three and four years and expire between five and ten years from the date of grant. As of November 7, 2003, 2,155,815 Ordinary Shares were reserved and allocated to the 1999 Option Plan. Of the 2,155,815 options available for grant under the 1999 Option Plan, as of November 7, 2003, 1,543,320 options were outstanding, 158,418 options have been exercised, and 454,077 options remain available to be issued.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the amendment to the 1999 Option Plan by increasing the number of options which may be granted pursuant to the 1999 Plan as well as the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to the 1999 Option Plan by 500,000.

            THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE INCREASE BY 500,000 (TO A TOTAL OF 2,655,815 ) IN THE NUMBER OF OPTIONS THAT MAY BE GRANTED PURSUANT TO THE 1999 OPTION PLAN AS WELL AS THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS GRANTED PURSUANT TO THE 1999 OPTION PLAN.

   PROPOSAL 8 - APPOINTMENT OF AUDITORS AND AUTHORIZING THE AUDIT COMMITTEE OF
             THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH
                                    AUDITORS

            Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors, audited the financial statements of the Company for the year ended December 31, 2002, contained in the Company's Annual Report on Form 20-F. The audit services consisted of the firm's audit of and report on such financial statements and other annual financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the United States Securities and Exchange Commission.

            Based upon the recommendation of the Audit Committee, the Audit Committee of the Board of Directors recommends that Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors, be appointed as auditors for the Company for the fiscal year ending December 31, 2003.

            The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2003, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market as will be finalized by the Board of Directors.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.

                        ADDITIONAL MATTERS FOR DISCUSSION
     CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

                      FOR THE YEAR ENDED DECEMBER 31, 2002


At the Annual Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 2002, as presented in the Company's Annual Report for the year ended December 31, 2002, and will answer appropriate questions relating thereto.

                                 OTHER BUSINESS

            The Board of Directors of the Company at present, knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company's Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.



                                    By Order of the Board of Directors,



                                    Joseph J. Aulenti
                                    Senior Vice President, General Counsel
                                    and Secretary

Ramat-Gan, Israel
November 17, 2003